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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                             --------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             --------------------

                       ANGELES MORTGAGE INVESTMENT TRUST
                                (Name of Issuer)
                           INSIGNIA PROPERTIES TRUST
                      (Name of Person(s) Filing Statement)

                      Class A Common Shares of Beneficial
                      Interest, par value $1.00 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   034638106
                             --------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 JAMES A. ASTON
                                   PRESIDENT
                           INSIGNIA PROPERTIES TRUST
                          ONE INSIGNIA FINANCIAL PLAZA
                                 P.O. BOX 19059
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1300
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                             --------------------

                                    COPY TO:
                                 ROBERT G. KOEN
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10022

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [X] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

Check the following box if soliciting material or information statement referred to in checking box (a) are preliminary copies: [ ]

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                           CALCULATION OF FILING FEE

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Transaction Valuation*                            Amount of Filing Fee

     $51,095,194                                         $10,219
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*   Determined pursuant to Rule 0-11(b)(2) of the Securities Exchange Act of
    1934. Pursuant to Rule 0-11(b), the filing fee was determined at 1/50 of 1% of $51,095,194, the amount to be received by former AMIT shareholders currently unaffiliated with IPT for their IPT Common Shares in the IPT/AIMCO Merger.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule of the date of its filing.

Amount Previously Paid:           $13,491                              Filing Party:          Insignia Properties Trust
Form or Registration No:          Registration Statement on Form       Date Filed:            May 28, 1998
                                  (Reg. No. 333-53815)
Amount Previously Paid:           $ 6,485                              Filing Party:          Angeles Mortgage Investment
                                                                                              Trust
Form or Registration No:          Schedule 14A                         Date Filed:            November 14, 1997

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                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is filed by Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), and relates to the proposed merger (the "Merger") of Angeles Mortgage Investment Trust ("AMIT") with and into IPT and the contemplated subsequent merger of IPT with a wholly-owned subsidiary of Apartment Investment and Management Company ("AIMCO").

     The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Registration Statement on Form S-4, as amended (the "Registration Statement"), filed by IPT with the Securities and Exchange Commission (the "Commission") with respect to the IPT Common Shares to be issued in the Merger, of the information required to be included in response to the items of this Schedule 13E-3. The Registration Statement includes the proxy statement of AMIT and the prospectus of IPT with respect to the IPT Common Shares to be issued in the Merger (the "Proxy Statement/Prospectus"). The information set forth in the Registration Statement, including all exhibits thereto, is hereby expressly incorporated by reference as set forth in the Cross Reference Sheet and the responses to each item herein are qualified in their entirety by reference to the information contained in the Registration Statement, including any and all annexes, exhibits and schedules thereto.

                                       3

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                             CROSS REFERENCE SHEET

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Item 1. Issuer and Class of Security Subject to the Transaction

     (a)  Cover page to Proxy Statement/Prospectus; "SUMMARY - The Parties"

     (b)  "THE SPECIAL MEETING - Voting; Votes Required for Approval"

     (c) "BUSINESS OF AMIT - Market for AMIT's Common Equity and Related Shareholder Matters"

     (d) "BUSINESS OF AMIT - Market for AMIT's Common Equity and Related Shareholder Matters"

     (e)  Not applicable

     (f)  Not applicable

Item 2. Identity and Background

     (a)-(d) "SUMMARY - The Parties"

     (e)-(f) During the past five years no executive officer or director of IPT or Insignia has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to Federal or state securities laws or finding any violations of such laws.

Item 3. Past Contacts, Transactions or Negotiations

     (a)-(b) "SPECIAL FACTORS - Background of the Merger" and "RISK FACTORS - Conflicts of Interest; Loans"

Item 4. Terms of the Transaction

     (a)  "THE MERGER"; "THE MERGER AGREEMENT"; "INSIGNIA/AIMCO TRANSACTION"

     (b) "SPECIAL FACTORS - Interests of Certain Persons in the Merger"; "THE MERGER AGREEMENT - Manner and Basis of Converting Shares"

Item 5. Plans or Proposals of the Issuer or Affiliate

     (a) "INSIGNIA/AIMCO TRANSACTION"; "SPECIAL FACTORS - Certain Other Information Concerning the IPT/AIMCO Merger"

     (b)  Not applicable

     (c) "SUMMARY - Management of IPT Following the Merger"; "THE MERGER - Interests of Certain Persons in the Merger"

                                       4
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     (d)  "SUMMARY - IPT Distribution Policy Following the Merger"; "SPECIAL
          FACTORS - Certain Other Information Concerning the IPT/AIMCO Merger"

     (e)  "THE MERGER - Certain Effects of the Merger"

     (f)  "THE MERGER - Certain Effects of the Merger"

     (g)  "THE MERGER - Certain Effects of the Merger"

Item 6. Source and Amounts of Funds or Other Consideration

     (a) "SPECIAL FACTORS - Certain Other Information Concerning the IPT/AIMCO Merger"

     (b) "SPECIAL FACTORS - Certain Other Information Concerning the IPT/AIMCO Merger"

     (c)  Not applicable

     (d)  Not applicable

Item 7. Purpose(s), Alternatives, Reasons and Effects

     (a) "SPECIAL FACTORS - Background of the Merger," "SPECIAL FACTORS - AMIT's Reasons for the Merger," "SPECIAL FACTORS - Recommendation of the AMIT Board," and "SPECIAL FACTORS - Purpose and Structure of the IPT/AIMCO Merger"

     (b) "SPECIAL FACTORS - Background of Merger" and "SPECIAL FACTORS - Purpose and Structure of the IPT/AIMCO Merger"

     (c) "SPECIAL FACTORS - Background of the Merger"; "SPECIAL FACTORS - Reasons for the Merger"; and "SPECIAL FACTORS - Purpose and Structure of the IPT/AIMCO Merger"

     (d) "SPECIAL FACTORS - Certain Effects of the IPT/AIMCO Merger" and "THE MERGER - Federal Income Tax Consequences of the Merger"

Item 8. Fairness of the Transaction

     (a)  "SPECIAL FACTORS - Fairness of the IPT/AIMCO Merger"

     (b) "SPECIAL FACTORS - Fairness of the IPT/AIMCO Merger," "SPECIAL FACTORS - Opinion of AMIT's Financial Advisor," "SPECIAL FACTORS - Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

     (c)  "THE SPECIAL MEETING - Voting; Votes Required for Approval"

     (d)  "SPECIAL FACTORS - Opinion of AMIT's Financial Advisor"

     (e)  "SPECIAL FACTORS - Recommendation to the AMIT Board"

     (f)  Not applicable

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

     (a) "SPECIAL FACTORS - Opinion of AMIT's Financial Advisor"; "SPECIAL FACTORS - Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

                                       5

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     (b)  "SPECIAL FACTORS - Opinion of AMIT's Financial Advisor"; "SPECIAL
          FACTORS - Opinion of Financial Advisor to Insignia relating to the IPT/AIMCO Merger"

     (c) "SPECIAL FACTORS - Opinion of AMIT's Financial Advisor" and "SPECIAL FACTORS - Opinion of Financial Advisor to Insignia Relating to the IPT/AIMCO Merger"

Item 10. Interest in Securities of the Issuer

     (a) "SUMMARY - The Parties - AMIT"; "SUMMARY - The Special Meeting"; "PRINCIPAL SECURITY HOLDERS OF AMIT";

     (b) None of IPT, Insignia or any of the trustees, directors or executive officers of IPT or Insignia, or any affiliate, associate or subsidiary of the foregoing, has effected any transaction in the AMIT Class A Shares during the 60 business days prior to the date hereof.

Item 11. Contracts, Arrangements or Understanding with Respect to the Issuer's Securities

         "CERTAIN OTHER AGREEMENTS - Stock Option Agreement and Class B Voting Proxy"

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction

     (a)  Not applicable

     (b) "SPECIAL FACTORS - AMIT's Reasons for the Merger"; "SPECIAL FACTORS - Recommendation of the AMIT Board"

Item 13. Other Provisions of the Transaction

     (a)  "SPECIAL FACTORS - Appraisal Rights"

     (b)  Not applicable

     (c)  Not applicable

Item 14. Financial Information

     (a) "SUMMARY - AMIT Summary Historical Consolidated Financial Data"; "SUMMARY - Comparative Per Share Information"; "AMIT SELECTED CONSOLIDATED FINANCIAL DATA"; and "FINANCIAL STATEMENTS OF AMIT"

     (b)  Not applicable

Item 15. Persons and Assets Employed, Retained or Utilized

     (a)  "SPECIAL FACTORS - Interests of Certain Persons in the Merger"

     (b)  Not applicable

Item 16. Additional Information

     The information set forth in the Proxy Statement/Prospectus is incorporated herein by reference.

                                       6

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     Item 17. Material to be Filed as Exhibits

     (b)(1) Fairness Opinion of Christopher Weil & Co. (included as Annex C to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

     (b)(2) Fairness Opinion of Lehman Brothers, Inc.

     (c)(1) Agreement and Plan of Merger dated as of July 18, 1997 among
            AMIT, IPT, Insignia and MAE GP Corporation (included as Annex A to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

     (c)(2) Stock Option Agreement dated April 14, 1995 by AMIT and MAE GP Corporation (filed as Exhibit 10.20 to the Registration Statement)

     (c)(3) Irrevocable Voting Proxy granted by MAE GP Corporation to AMIT dated April 14, 1995 (filed as Exhibit 10.21 to the Registration Statement)

     (d)(1) Letter to Shareholders (included with the Proxy
            Statement/Prospectus which forms a part of the Registration
            Statement)

     (d)(2) Notice of Special Meeting (included with the Proxy
            Statement/Prospectus which forms a part of the Registration
            Statement)

     (d)(4) Amendment No. 1 to the Registration Statement on Form S-4 as filed by IPT with the Commission on June 17, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

     (d)(5) Proxy Card (filed as Exhibit 99.5 to the Registration Statement)

     (e)    Not applicable

     (f)    Not applicable

                                       7

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1998

                                      INSIGNIA PROPERTIES TRUST



                                      By: /s/ JAMES A. ASTON
                                          -------------------------------
                                          James A. Aston






                                      8

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                                 EXHIBIT INDEX

Exhibit No.                                                   Description
-----------                                                   ------------
(b)(1) Fairness Opinion of Christopher Weil & Co. (included as Annex C to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

(b)(2) Fairness Opinion of Lehman Brothers, Inc.

(c)(1) Agreement and Plan of Merger dated as of July 18, 1997 among AMIT, IPT, Insignia and MAE GP Corporation (included as Annex A to the Proxy Statement/Prospectus which forms a part of the Registration Statement)

(c)(2) Stock Option Agreement dated April 14, 1995 by AMIT and MAE GP Corporation (filed as Exhibit 10.20 to the Registration Statement)

(c)(3) Irrevocable Voting Proxy granted by MAE GP Corporation to AMIT dated April 14, 1995 (filed as Exhibit 10.21 to the Registration Statement)

(d)(1) Letter to Shareholders (included with the Proxy Statement/Prospectus which forms a part of the Registration Statement)

(d)(2) Notice of Special Meeting (included with the Proxy
       Statement/Prospectus which forms a part of the Registration Statement)

(d)(4) Amendment No. 1 to the Registration Statement on Form S-4 as filed by IPT with the Commission on June 17, 1998 (of which the Proxy Statement/Prospectus forms a part), together with the annexes thereto

(d)(5) Proxy Card (filed as Exhibit 99.5 to the Registration Statement)

(e)    Not applicable

(f)    Not applicable